Exhibit (a)-(5)

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Chan Kwai Seng
H+K Strategies (New York)	H+K Strategies (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6314
Email: elizabeth.cheek@hkstrategies.com	Email: kwaiseng.chan@hkstrategies.com

GUSHAN ENTERS INTO DEFINITIVE AGREEMENT WITH

TRILLION ENERGY HOLDINGS LIMITED AND TRILLION ENERGY INVESTMENTS HOLDINGS LIMITED

FOR “GOING PRIVATE” TRANSACTION

NEW YORK, June 4, 2012 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a manufacturer of copper products and a producer of biodiesel in China, today announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with Trillion Energy Holdings Limited (“Parent”), a British Virgin Islands business company limited by shares, Trillion Energy Investments Holdings Limited (“Merger Sub”), a Cayman Islands exempted company wholly-owned by Parent, and Mr. Jianqiu Yu, the Company’s Chairman and Principal Executive Officer (the “Buyer”). Parent is wholly-owned by the Buyer. The Buyer beneficially owns approximately 34.8% of the Company’s issued and outstanding ordinary shares and intends to finance the merger and the other transactions contemplated by the Merger Agreement (the “Merger”) with his own funds.

Pursuant to the Merger Agreement, (i) upon the terms and subject to the conditions set forth therein, at the effective time of the Merger, Merger Sub will be merged with and into the Company with the Company surviving the Merger and the Company will become a wholly-owned subsidiary of Parent, and (ii) each ordinary share of the Company (including ordinary shares represented by American Depositary Shares (“ADSs”), each of which represents 10 ordinary shares) issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$0.162 (or US$1.62 per ADS) in cash without interest, except for the ordinary shares (including ordinary shares represented by ADSs) (x) beneficially owned by the Buyer, which will be cancelled without receiving any consideration, and (y) owned by holders of such ordinary shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended. This represents a 31.71% premium over the closing price as quoted by Bloomberg L.P. on February 23, 2012 and a 25.78% over the 30-trading day volume weighted average price as quoted by Bloomberg L.P. on February 23, 2012, the last trading day prior to the Company’s announcement on February 24, 2012 that it had received a “going private” proposal.

The Company’s Board of Directors, acting upon the unanimous recommendation of the Special Committee formed by the Board of Directors, approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to approve and adopt the Merger Agreement and the Merger. The Special Committee, which is composed solely of directors unrelated to Parent, Merger Sub or any of the management members of the Company, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close before the end of the third quarter of 2012, is subject to the approval at a meeting of the Company’s shareholders, which will be convened to consider the approval and adoption of the Merger Agreement and the Merger, by an affirmative vote of both (i) shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy, including those shares beneficially owned by the Buyer and those shares voted at the direction of the Company and (ii) shareholders representing a majority of the total issued and outstanding ordinary shares, excluding those shares beneficially owned by the Buyer and those shares voted at the direction of the Company, as well as certain other customary closing conditions. The Buyer has agreed to vote all of his shares to approve and adopt the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs would no longer be listed on the New York Stock Exchange.

PiperJaffray is serving as financial advisor to the Special Committee. Akin Gump Strauss Hauer & Feld LLP is serving as United States legal advisor to the Special Committee and Walkers is serving as Cayman Islands legal advisor to the Special Committee. Sidley Austin LLP is serving as United States legal advisor to the Company and to the Buyer. Conyers Dill & Pearman is serving as Cayman Islands legal advisor to the Company.

Additional Information about the Merger

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed Merger, which will include the Merger Agreement. All parties desiring details regarding the proposed Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the proposed Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Gushan Environmental Energy Limited

China Merchants Tower, Room 908

Shun Tak Center

168-200 Connaught Road Central

Sheung Wan

Hong Kong

Telephone: (852) 2587 7212

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed Merger proceed.

Termination of Acquisition of Guangzhou Taiyue Communications Cable Co. Ltd.

As previously disclosed, on November 3, 2011, True Excel Holdings Limited (“True Excel”), the Company’s 73.3% indirectly owned subsidiary, entered into a share purchase agreement (“PRC SPA”) with Guangzhou Taiyue Communications Cable Co. Ltd. (“Taiyue”), and its two shareholders, Mr. Fan Dun Xian and Ms. Wen Chun Xiu (the “Selling Shareholders”), and the Company and Engen Investments Limited (“Engen,” a 73.3% indirectly owned subsidiary of the Company and the sole shareholder of True Excel) entered into a share purchase agreement (the “BVI SPA,” and together with the PRC SPA, the “Agreements”) with Mr. Zhang Tiansheng and Cosy South Limited (“Cosy South”), and Engen’s minority shareholders. Under the Agreements, the Company would acquire a controlling interest in Taiyue, through several transactions whereby True Excel would acquire 100% of the equity interest in Taiyue in exchange for (i) up to 20,000,000 newly issued ordinary shares of Gushan, and (ii) up to a 10.63% interest in Engen, to be issued over a period of three years subject to an earn-out arrangement.

On May 29, 2012, True Excel, Taiyue and the Selling Shareholders terminated the PRC SPA and the Company, Engen, Mr. Zhang Tiansheng and Cosy South terminated the BVI SPA. Pursuant to these termination agreements, all rights and obligations under the Agreements were terminated effective immediately without any liability to any party thereto and each of the parties to the Agreements waived and released any existing or future claims against any other party in connection with the Agreements.

Amendments to Earn-Out Arrangements

As previously disclosed, on September 22, 2010, the Company entered into definitive agreements to acquire a controlling interest in Mian Yang Jin Xin Copper Company Limited, including a stock purchase agreement (the “Jin Xin SPA”) between the Company, Engen, Gold Hero Holdings Limited (“Gold Hero”), and Silver Harvest Holdings Limited (“Silver Harvest”). Under the Jin Xin SPA, the Company was required to place 18 million ordinary shares (the “Jin Xin Earn-Out Shares”) into escrow to be released to Gold Hero in stages pursuant to a three-year earn-out arrangement that is tied to the financial performance of Jin Xin (the “Jin Xin Earn-Out Arrangement”). As of the date hereof, 6 million Jin Xin Earn-Out Shares have been released to Gold Hero and 12 million Jin Xin Earn-Out Shares remain in escrow subject to the Jin Xin Earn-Out Arrangement.

On June 4, 2012, the Company and Engen entered into a deed of amendment to the Jin Xin SPA with Gold Hero and Silver Harvest that will become effective if and when the Merger is consummated. Under the amended Jin Xin SPA, (i) in lieu of releasing Jin Xin Earn-Out Shares to Gold Hero, the Company would be required to pay Gold Hero an amount in cash equal to US$0.162 for each Jin Xin Earn-Out Share that it would have otherwise been entitled to receive under the Jin Xin Earn-Out Arrangement and (ii) the remaining Jin Xin Earn-Out Shares held in escrow would be cancelled upon the consummation of the Merger.

As previously disclosed, on July 27, 2011, the Company entered into definitive agreements to acquire a controlling interest in Hunan Yin Lian Xiangbei Copper Company Limited, including a share purchase agreement (the “Xiangbei SPA”) between the Company, Engen, Gold Wide Enterprises Limited (“Gold Wide”), Silvery Boom Limited (“Silvery Boom”), Gold Hero, and Silver Harvest. Under the Xiangbei SPA, the Company is required to issue up to 20 million ordinary shares (the “Xiangbei Earn-Out Shares”) to Gold Wide and Silvery Boom in stages pursuant to a three-year earn-out arrangement that is tied to the financial performance of Xiangbei (the “Xiangbei Earn-Out Arrangement”). As of the date hereof, approximately 3.1 million Xiangbei Earn-Out Shares have been issued by the Company to Gold Wide and Silvery Boom and approximately 16.9 million Xiangbei Earn-Out Shares remain issuable pursuant to the Xiangbei Earn-Out Arrangement.

In addition, under the Xiangbei SPA, the Company is required to issue ordinary shares (the “Guarantee Shares”) with a value of up to RMB20.0 million to Gold Wide and Silvery Boom if the volume weighted average trading price of the Company’s ordinary shares over the 30 calendar day period immediately following the public announcement of the Company’s annual financial results for 2013 is below US$1.25 per ordinary share (or US$12.50 per ADS) (the “Share Price Guarantee”).

On June 4, 2012, the Company and Engen entered into a deed of amendment to the Xiangbei SPA with Gold Wide, Silvery Boom, Gold Hero and Silver Harvest that will become effective if and when the Merger is consummated. Under the amended Xiangbei SPA, (i) in lieu of issuing Xiangbei Earn-Out Shares to Gold Wide and Silvery Boom, the Company would be required to pay each of Gold Wide and Silvery Boom amounts in cash equal to US$0.162 for each Xiangbei Earn-Out Share that they would have otherwise been entitled to receive under the Xiangbei Earn-Out Arrangement and (ii) in lieu of issuing Guarantee Shares to Gold Wide and Silvery Boom, the Company would be required to pay each of Gold Wide and Silvery Boom an amount in cash equal to US$0.162 for each Guarantee Share that they would have otherwise been entitled to receive under the Share Price Guarantee.

About Gushan Environmental Energy Limited

Gushan operates a copper products business in China that manufactures copper rods, copper wires, copper granules and copper plates primarily from recycled copper. Currently, Gushan’s copper products business has two production facilities, with an aggregate daily production capacity of approximately 210 tons of recycled copper products. Gushan also produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Currently, only Gushan’s Sichuan production facility is in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this press release are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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